                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            Schedule 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

                           Tele Danmark A/S
                          (Name of Issuer)

                  A Shares, nominal value DKK 100 each
                   (Title of Class of Securities)

                   1-12998 [commission file number]
                           (CUSIP Number)

                                        Copy to:

     Richard M. Pehlke                  Kelly R. Welsh
     Vice President and Treasurer       Executive Vice President
     Ameritech Corporation                and General Counsel
     30 South Wacker Drive              Ameritech Corporation
     Chicago, Illinois 60606            30 South Wacker Drive
     (800) 257-0902                     Chicago, Illinois 60606
                                        (800) 257-0902

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          January 12, 1998
       (Date of Event which Requires Filing of this Statement)


If   the   filing  person  has  previously  filed  a  statement   on
Schedule 13G to report the acquisition which is the subject of  this
Schedule   13D,   and   is   filing   this   schedule   because   of
Rule 13d-1(b)(3) or (4), check the following box.    N/A

Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   (Continued on following pages)
                         Page 1 of 19_Pages

CUSIP NO. 1-12998


1    Name of reporting person

     Ameritech Corporation
     36-3251481  (I.R.S. Employer Identification No.)


2    Check the appropriate box if a member of a group
     N/A

3    SEC use only

4    Source of funds
     WC, OO

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     Not applicable

6    Citizenship or place of organization
     Delaware

7    Sole voting power
     0

8    Shared voting power
     0

9    Sole dispositive power
     0

10   Shared dispositive power
     0

11   Aggregate amount beneficially owned by each reporting person
     0

12 Check box if the aggregate amount in row (11) excludes certain shares
     N/A

13   Percent of class represented by amount in row (11)
     0%

14   Type of reporting person
     HC/CO

CUSIP NO. 1-12998


1    Name of reporting person

     Ameritech International, Inc.
     36-3707086  (I.R.S. Employer Identification No.)


2    Check the appropriate box if a member of a group
     N/A

3    SEC use only

4    Source of funds
     WC, OO, AF

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     Not applicable

6    Citizenship or place of organization
     Delaware

7    Sole voting power
     0

8    Shared voting power
     0

9    Sole dispositive power
     0

10   Shared dispositive power
     0

11   Aggregate amount beneficially owned by each reporting person
     0

12 Check box if the aggregate amount in row (11) excludes certain shares
     N/A

13   Percent of class represented by amount in row (11)
     0%

14   Type of reporting person
     CO

 CUSIP NO. 1-12998


1    Name of reporting person

     Ameritech International Denmark Corporation
     36-4202222   (I.R.S. Employer Identification No.)


2    Check the appropriate box if a member of a group
     N/A

3    SEC use only

4    Source of funds
     WC, OO

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     Not applicable

6    Citizenship or place of organization
     Delaware

7    Sole voting power
     0

8    Shared voting power
     0

9    Sole dispositive power
     0

10   Shared dispositive power
     0

11   Aggregate amount beneficially owned by each reporting person
     0

12 Check box if the aggregate amount in row (11) excludes certain shares
     N/A

13   Percent of class represented by amount in row (11)
     0%

14   Type of reporting person
     CO

 CUSIP NO. 1-12998


1    Name of reporting person

     Ameritech Luxembourg S.a r.l.
     B 62200  (Register of Commerce)


2    Check the appropriate box if a member of a group
     N/A

3    SEC use only

4    Source of funds
     WC, OO, AF

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     Not applicable

6    Citizenship or place of organization
     Luxembourg

7    Sole voting power
     4,500,000 A Shares (See Item 5)

8    Shared voting power
     0 (See Item 5)

9    Sole dispositive power
     4,500,000 A Shares (See Item 5)

10   Shared dispositive power
     0 (See Item 5)

11   Aggregate amount beneficially owned by each reporting person
     4,500,0000 A Shares (See Item 5)

12 Check box if the aggregate amount in row (11) excludes certain shares
     N/A

13   Percent of class represented by amount in row (11)
     34.351145% increasing to 41.578209% (See Item 4)

14   Type of reporting person
     CO

      Amendment No. 1 to Statement on Schedule 13D

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Statement on
Schedule 13D dated December 15, 1997, relating to A Shares of the Company, each having nominal value of 100 Danish Kroner ("DKK") and 10 votes (the "A Shares"), of Tele Danmark A/S, a company limited by shares and organized under the laws of the Kingdom of Denmark (the "Company"). Ameritech Luxembourg S.a r.l., a wholly owned subsidiary of Ameritech International Denmark Corporation organized under the laws of the Kingdom of Luxembourg ("Ameritech Luxembourg"), acquired 4,500,000 A Shares from the Kingdom of Denmark (the "Kingdom") on January 12, 1998 through the issuance of a demand promissory note which was paid on January 20, 1998.

ITEM 2.   IDENTITY AND BACKGROUND.

      Item 2 is supplemented as follows:

      Ameritech International, Inc. is a Delaware corporation and a wholly-owned subsidiary of Ameritech Corporation, a Delaware corporation ("Ameritech") that provides a wide range of communications services outside of the United States ("Ameritech International"). The address of the principal business office of Ameritech International is Ameritech International, Inc., 255 West Randolph Street, Chicago, Illinois 60606.

      Ameritech International Denmark Corporation is a Delaware corporation and a wholly-owned subsidiary of Ameritech International that is authorized to provide a wide range of communications services ("AIDC"). The address of the principal business office of AIDC is Ameritech International Denmark Corporation, 255 West Randolph Street, Chicago, Illinois 60606.

     Ameritech Luxembourg S.a r.l. is a Luxembourg limited liability company and a wholly-owned subsidiary of AIDC that is authorized to provide a wide range of communication services and manages Danish communication holdings in Luxembourg ("Ameritech Luxembourg"). The address of the principal business office of Ameritech Luxembourg is Ameritech Luxembourg S.a r.l., 15, rue de la Chapelle, L-1325, Luxembourg.

      Ameritech, Ameritech International, AIDC, Ameritech Luxembourg and Ameritech Capital Funding Corporation are collectively referred to as the "Ameritech Entities."

      During the past five years, no Ameritech Entity, and to the knowledge of the Ameritech Entities, no executive officer or director of an Ameritech Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, no Ameritech Entity and, to the knowledge of the Ameritech Entities, no executive officer or director of an Ameritech Entity has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The remaining information required in response to this Item 2 regarding executive officers and directors of Ameritech Entities is set forth on Schedules B, C and D attached hereto, which schedules are hereby incorporated herein by this reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is supplemented as follows:

      Ameritech Luxembourg was acquired by AIDC on January 5, 1998 for 500,000 Luxembourg Francs ("LUF") for the purpose of managing Danish telecommunications operations and investments in Luxembourg. Pursuant to the Share Disposition and Purchase Agreement dated as of October 27, 1997 by and among Ameritech and the Minister of Research and Information Technology acting on behalf of the Kingdom (the "Share Agreement"), Ameritech authorized Ameritech Luxembourg to
acquire  4,500,000  A  Shares.   AIDC increased  its  investment  in
Ameritech Luxembourg with a $10,000,000 capital contribution on January 13, 1998. AIDC received the $10,000,000 from a capital contribution from Ameritech International, which borrowed the $10,000,000 from Ameritech pursuant to intercompany loans.

      On January 12, 1998 (the "Closing Date") pursuant to the Share Agreement, the Kingdom sold to Ameritech Luxembourg and Ameritech Luxembourg purchased from the Kingdom, 4,500,000 A Shares at a purchase price of 4,700.00 DKK per A Share for an aggregate purchase price of DKK 21,150,000,000.00 (the "Purchase Price" for the "Sale Shares"). The Purchase Price was paid in full on the Closing Date by the issuance and delivery of a non-interest bearing promissory demand note (the "Demand Note") from Ameritech Luxembourg guaranteed by Ameritech. On January 20, 1998, the Demand Note was paid in full by the wire transfer of 5,555,993,380.00 Deutsche Marks ("DM") to the Kingdom by Ameritech Luxembourg. Ameritech Luxembourg paid the Purchase Price with the proceeds from borrowings as described below.

      To pay for the Demand Note, Ameritech Luxembourg borrowed $3,121,000,000 from AIDC pursuant to two loan agreements entered into on January 15, 1998. One loan agreement is in the amount of $2,664,000,000 for a two year period with interest payable on December 31st of each year at the rate of 5% per annum. The second loan is in the amount of $457,000,000 for a two year period and does not bear interest. AIDC received the $3,121,000,000 from a capital contribution from Ameritech International on January 14, 1998. Ameritech International's capital contribution came from borrowing $156,000,000 from Ameritech Corporation and $2,965,000,000 from Ameritech Capital Funding Corporation pursuant to intercompany loans. Ameritech Capital Funding Corporation is a Delaware corporation and a wholly-owned subsidiary of Ameritech that provides financial services for Ameritech and its subsidiaries. The address of the principal business office of Ameritech Capital Funding Corporation is Ameritech Capital Funding Corporation, 30 South
Wacker  Drive,  Chicago,  Illinois  60606.   On  January  15,  1998,

Ameritech, on behalf of Ameritech Luxembourg, paid $3,121,000,000 to various investment banks for DM 5,555,993,380. On January 15, 1998, Ameritech Luxembourg received the DM 5,555,993,380 from various investment banks and reimbursed Ameritech with the $3,121,000,000 proceeds from the AIDC loan. On January 20, 1998, Ameritech Luxembourg paid the Kingdom.

      In connection with the sale by the Kingdom to Ameritech Luxembourg of the Sale Shares, the Company was authorized to repurchase of all of the Kingdom's remaining A Shares pursuant to the Redemption discussed in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is supplemented as follows:

     Ameritech Luxembourg will manage the investment in the Company, and Ameritech and its subsidiaries will provide know-how, technology and expertise to the Company. Although the Ameritech Entities have no current intention to purchase securities of the Company other than in connection with the Share Agreement, Ameritech Luxembourg intends to review, from time to time, its investment in the Company with respect to, among other things, the financial performance of the Company, the strategies implemented by the Company and other general market and investment conditions, and it or other Ameritech Entities may, based on such review, purchase or sell securities of the Company to the extent and in the manner allowed under the Share Agreement. The Ameritech Entities do not have any present plan or proposal that would result in or is related to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D other than as described in this Statement, as amended.

      At a general meeting of the shareholders of the Company on January 19, 1998 (the "EGM"), Ameritech Luxembourg nominated six of the 12 members of the board of directors of the Company (the "Board"), including the chairman and vice chairman of the Board. The following Ameritech Luxembourg nominees were elected at the EGM:

Knud Heinesen       Chairman.  Knud Heinesen (65) has been  chairman
                    of  the Board since 1994. and is chairman of the
                    board    of    directors   of   Arbejdsmarkedets
                    Tillaegspension   (the  Danish   Labour   Market
                    Supplementary Pension Scheme) and is a member of
                    the     board     of    directors     of     A/S
                    Storebaeltsforbindelsen.  He received  an  M.Sc.
                    in economics in 1959.

Timothy J. Cawley   Vice-Chairman.   Timothy  J.  Cawley   (42)   is
                    President  of  European Operations of  Ameritech
                    International   in   Brussels,   Belgium.     He
                    received a bachelors degree in 1977.

Walter S. Catlow    Walter  S.  Catlow  (53) is  an  executive  vice
                    president   of   Ameritech,  is   president   of
                    Ameritech International and is a member  of  the
                    board    of   directors   of   Belgacom,    ADSB
                    Telecommunications  and Telecom  Corporation  of
                    New Zealand.

                    He received a bachelors degree  in
                    psychology and business administration in 1968 and an M.S. in management in 1980.

Deborah L. Lenart   Deborah L. Lenart (37) is president of Ameritech
                    New Media, Inc. and is a member of the board  of
                    directors   of   Americast.   She   received   a
                    bachelors degree in marketing in 1981 and an M.S. in business administration in 1985.

Thomas E. Richards  Thomas  E.  Richards (43) is an  executive  vice president of the communications and information products sector of Ameritech. He received a bachelors degree in economics in 1976 and an M.S. in management in 1991.

Oren G. Shaffer     Oren  G.  Shaffer  (55)  is  an  executive  vice
                    president   and  chief  financial   officer   of
                    Ameritech  and  is  a member  of  the  board  of
                    directors  of Belgacom, ADSB Telecommunications,
                    Taiwan  Equity Fund, Sunshine Mining &  Refining
                    and   Hygenic   Corporation.   He   received   a
                    bachelors degree in business administration in 1968 and an M.S. in management in 1985.

     At the EGM, redemption of the 2,277,023 A Shares of the Company owned by the Kingdom remaining after the sale of the Sale Shares to Ameritech Luxembourg (the "Redemption") was approved. Pursuant to the Share Agreement, Ameritech Luxembourg voted the 4,500,000 Sale Shares it possessed in favor of the Redemption.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is supplemented as follows:

      Ameritech Luxembourg owns 4,500,000 A Shares. The Redemption will increase the percentage of Ameritech Luxembourg's nominal share capital and voting power from 34.351145% to 41.578209% and increase the percentage of nominal share capital and voting power held by other security holders of the Company from 48.267% to 58.421791%.

      Ameritech and Ameritech Luxembourg have not effected any transactions in A Shares or B Shares during the past 60 days other than entering into and consummating the Share Agreement. The remaining Ameritech Entities have not effected any transactions in A Shares or B Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          [No Change]

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is supplemented as follows:


  Exhibit No.         Description
     II Loan Agreement and Subordinated Loan Agreement between Ameritech International Denmark
                 Corporation and Ameritech Luxembourg S.a r.l., each dated January 15, 1998.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   January 28, 1997


                                        AMERITECH CORPORATION


                              By:    /s/ Bruce B. Howat
                                     Bruce B. Howat
                                     Counsel and Secretary

EXHIBIT
INDEX
Exhibit No.         Exhibit Name                            Page No.

     II        Loan Agreement and Subordinate Loan     Attached after page
               Agreement between Ameritech International       15
               Denmark Corporation and Ameritech
               Luxembourg S.a r.l., each dated January
               14, 1998.

                             SCHEDULE B

                Ameritech International, Inc. (USA)

   OFFICERS
   Name                Position          Address/Citizenship

Walter S Catlow     President            Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL  60606
                                         USA

Jack V Saylors      Vice President       Ameritech Europe
                                         Belgacom Tower
                                         Bd Emile Jacqmein
                                         177
                                         Tower U - Fl 26
                                         B-1030 Brussels,
                                         Belgium

Marcia Tjader       Vice President       Ameritech
                                         International, Inc.
                                         225 W Randolph
                                         Street
                                         Chicago, IL  60606
                                         USA

Dennis Hackl        Vice President       Ameritech
                                         International, Inc.
                                         225 W Randolph
                                         Street
                                         Chicago, IL  60606
                                         USA

Bruce B Howat       Secretary            Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Mark Chudzinski     Assistant Secretary  Ameritech
                                         International, Inc.
                                         225 W Randolph
                                         Chicago, IL  60606
                                         USA

Donna Harris Massey Assistant Secretary  Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

April J Hanes-Dowd  Assistant Secretary  Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL 60606
                                         USA



DIRECTORS

None

                             SCHEDULE C

           Ameritech International Denmark Corporation (USA)

   OFFICERS
   Name                Position          Address/Citizenship

Oren G Shaffer      President            Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Walter S Catlow     Vice President       Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Bruce B Howat       Vice President       Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Michael E McElroy   Vice President       Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Jack V Saylors      Vice President       Ameritech Europe
                                         Belgacom Tower
                                         Bd Emile Jacqmein
                                         177
                                         Tower U - Fl 26
                                         B-1030 Brussels,
                                         Belgium

Donna Harris Massey Secretary            Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Bruce B Howat       Assistant Secretary  Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA


   DIRECTORS
   Name                                Address/Citizenship

 Bruce B Howat                         Ameritech Corporation
                                       30 S Wacker Drive
                                       Chicago, IL   60606  USA

                             SCHEDULE D

             Ameritech Luxembourg S.a r.l. (Luxembourg)

   MANAGERS
   Name                                  Address/Citizenship

Walter S Catlow                          Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Oren G Shaffer                           Ameritech
                                         Corporation
                                         30 S Wacker Drive
                                         Chicago, IL   60606
                                         USA

Lucien Scheuren                          15, rue de la
                                         Chapelle
                                         L-1325 Luxembourg

Georges Kioes                            15, rue de la
                                         Chapelle
                                         L-1325 Luxembourg



DIRECTORS

None

EXHIBIT II

                           LOAN AGREEMENT

Between the undersigned

     Ameritech International Denmark Corporation having its registered office 30 South Wacker Drive, Chicago, Illinois, USA duly represented by Mr. Bruce B. Howat hereafter referred to as "the lender"

AND

     Ameritech Luxembourg S.a r.l.
     having its registered office 15, rue de law Chapelle, L-1325 Luxembourg duly represented by Mr. Henri Grisius and Mr. Walter Stanley Catlow

     hereafter referred to as "the borrower"

it has been agreed and decided that the lender grants a loan to the borrower under the following terms and conditions:

-Amount        USD 2,664,000,000
               (two  billion six hundred and sixty four million  US
               Dollars)

-Disbursement  By one amount on the bank account of the borrower no.
               30-801568-96-1 (USD) opened with BANQUE GENERALE DU LUXEMBOURG or on any other account designated by the borrower. Unless the contrary is proved, the loan begins on January 15, 1998.

-Duration      2  years.   At the maturity of the loan the  borrower
               and the lender may decide, by mutual agreement, to extend this loan. This renewal will be governed by the terms and conditions which have to be fixed, by mutual agreement, at least 30 days prior to the maturity of the loan.

-Reimbursement The reimbursement of the principal has to be made  at the maturity of the loan.

               The borrower has the possibility to proceed to any partial or total prepayment of the loan prior to the payment date.

-Interest      The  interest  rate has been fixed at  5%  p.a.   The
               interest is calculated on the basis of 365/365 days on the outstanding amount. The interest rate may be renegociated every six months by mutual agreement.

-Interest payment    The  interests are due and payable on  December
               31st of each year, and for the first time on December 31st, 1998. The borrower has the possibility to proceed to an interest payment at any time prior to the payment date. The non-paid interests may be capitalized upon common agreement. The Lender is reputed having agreed to the capitalization of the interests if no written notice requesting the interest payment has been received by the borrower at least 15 days before the above mentioned payment date of the interest.

-Payments      Any  payment of principal and / or interest is to  be
               made free of any charges, fees, taxes, levies or imposts whatsoever.

               If a payment date is a bank holiday in Luxembourg or in the United States, the payment becomes due on the next following business day.

-Security      None
               This loan shall at least rank pari passu with all other present and future non-secured liabilities of your company.

The lender has the right to require an anticipated reimbursement at any time in case one of the provisions laid out in this contract is not respected.

This agreement shall be governed by the law of the Grand-Duchy of Luxembourg; in case of litigation, the Courts of Luxembourg are competent.

Signed  in  duplicate  in Chicago, IL, USA Signed  in  duplicate  in
Luxembourg
on January 13, 1998                     on January 15, 1998

The lender                              The borrower

/s/                                     /s/
Bruce B. Howat                          Walter S. Catlow
Vice President                          Manager

                                        /s/
                                        Henri Grisius
                                        Manager

                     SUBORDINATED LOAN AGREEMENT

Between the undersigned

     Ameritech International Denmark Corporation having its registered office 30 South Wacker Drive, Chicago, Illinois, USA duly represented by Mr. Bruce B. Howat hereafter referred to as "the lender"

AND

     Ameritech Luxembourg S.a r.l.
     having its registered office 15, rue de law Chapelle, L-1325 Luxembourg duly represented by Mr. Henri Grisius and Mr. Walter Stanley Catlow

     hereafter referred to as "the borrower"

it has been agreed and decided that the lender grants a loan to the borrower under the following terms and conditions:

-Amount        USD 457,000,000
               (four hundred and fifty seven million US Dollars)

-Disbursement  By one amount on the bank account of the borrower no.
               30-801568-96-1 (USD) opened with BANQUE GENERALE DU LUXEMBOURG or on any other account designated by the borrower. Unless the contrary is proved, the loan begins on January 15, 1998.

-Duration      2  years  unless other loans contracted in  Ameritech
               Luxembourg S.a r.l. on the date of signature of the present loan remain outstanding.

-Reimbursement Any  partial or total prepayment of the loan  can  be made if the borrower has no other debts than those governed by this loan.

-Interest      This loan does not bear interest.

-Payments      Any  payment of principal and/or interest  is  to  be
               made free of any charges, fees, taxes, levies or imposts whatsoever.

-Security     The  liability of the borrower regarding this loan  is
               subordinated to all other debts or claims outstanding against the borrower now or at any time in the future.

This agreement shall be governed by the law of the Grand-Duchy of Luxembourg; in case of litigation, the Courts of Luxembourg are competent.

Signed  in  duplicate  in Chicago, IL, USA   Signed  in  duplicate  in
on January 13, 1998                          Luxembourg
                                             on January 15, 1998

The lender                                   The borrower

/s/                                          /s/
Bruce B. Howat                               Walter S. Catlow
Vice President                               Manager

                                             /s/
                                             Henri Grisius
                                             Manager